Exhibit (a)(5)(E)
Press Release
CPI CORP. ANNOUNCES FINAL
RESULTS OF ITS DUTCH AUCTION TENDER OFFER
     St. Louis, MO, February 8, 2006 – CPI Corp. (NYSE-CPY) today announced the final results of its modified Dutch Auction tender offer to purchase up to 1,500,000 shares of its outstanding common stock at a price not less than $17.00 and not greater than $20.00 per share, which expired on Wednesday, February 1, 2006.
     Based on the final count by the Computershare Trust Company of New York, the depositary for the tender offer, 2,344,871 shares were properly tendered and not withdrawn at or below a price of $20.00 per share. Based on the final count by the depositary for the tender offer, 1,709,443 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $19.50 per share.
     CPI Corp. will purchase 1,658,607 shares in the tender offer, which consists of the 1,500,000 shares CPI offered to purchase in the tender offer and 158,607 shares to be purchased pursuant to CPI’s right to purchase up to an additional 2% of the outstanding shares as of February 1, 2006, without extending the tender offer in accordance with applicable securities laws. CPI has been informed by the depositary for the tender offer that the final proration factor for the tender offer is 0.97027172. All shares tendered and delivered at prices above $19.50 per share and shares tendered at or below $19.50 which were not purchased after the application of the proration factor, a combined total of 686,264, will be returned promptly to shareholders by the depositary.
     Payment for the shares accepted for purchase will be done promptly by the depositary. As a result of completing the tender offer, CPI has 6,271,717 shares of common stock outstanding.
     Georgeson Shareholder Securities Corporation acted as dealer manager for the tender offer. The depositary is Computer Share Trust Company of New York. For questions and information, please contact the information agent for the tender offer, Georgeson Shareholder Communications, Inc., by calling (877) 255-0124.

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     CPI is a portrait photography company offering photography services in the United States, Puerto Rico and Canada through Sears Portrait Studios. The Company also operates searsphotos.com, the vehicle for the Company’s customers to archive, share portraits via email and order additional portraits and products.